August 15, 1996


TO:	Holders of Certificates of Beneficial Interests
	Cooperative Utility Trust (Big Rivers Series) 1988-A3
	Semiannual Report


Pursuant to Section 5.1 of the Trust Agreement among the Louisville Bank for Cooperatives (now merged and doing business as CoBank, ACB), as depositor of the Trust and Servicer of the Note, Big Rivers Electric Corporation (the "Cooperative"), and First Interstate Bank of Arizona, N.A., as Trustee of Cooperative Utility Trust (Big Rivers Series) 1988-A3, dated as of February
1, 1988, the Servicer hereby provides the following information (stated on the basis of $1,000 of Initial Principal amount) as of the Certificate
Payment Date, August 15, 1996, (capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Certificates of Beneficial Interests and the Trust Agreement):

1.	The amount of the August 15, 1996, distribution allocable to Principal of
   $0.00;

2.	The amount of the August 15, 1996, distribution allocable to Interest is
   $47.50;

3.	The amount of the August 15, 1996, distribution allocable to Premium is
   $0.00;

4.	The amount of the fees distributed to the Servicer through August 15,
   1996, since the next preceding Certificate Payment Date is $0.39; and

5.	The Principal Balance on the Certificates of Beneficial Interests
   outstanding after the August 15, 1996, distribution is $1,000.00.

The total aggregate principal balance on all certificates of Beneficial Interest outstanding under Cooperative Utilities Trust (Big Rivers Series) 1988-A3 after the August 15, 1996, distribution is $280,031,000.00.

To the best of the Servicer's knowledge, as of August 15, 1996, no delinquency in the payment under the Note not timely paid under the Guarantee has occurred and no Event of Servicing Termination, or event that with notice of lapse of time or both would become an Event of Servicing Termination, has occurred and is continuing. The Cooperative did not make the payment of Guaranteed Interest in the amount of $13,409,984.51 due on the Note on August 5, 1996. Pursuant to its Guarantee, the Rural Utilities Service paid the due amount of Guaranteed Interest on August 9, 1996.

Interest payments due on the Certificates have been calculated on the basis of a year of 360 days consisting of twelve 30-day months and computed over a period of time ending on, but not including, the date on which payment was due on the related Note and beginning on, and including, the next preceding date on which payment was due on that Note. Payments on the Notes are due February 4 and August 4 of each year, or the next following business day if such date is not a business day.

Interest for this period was calculated from, and including, February 5, 1996, to, but excluding, August 5, 1996. In variance from the 180-day bond-convention period, interest payment periods on the Note may be a few days more or less than 180 days with interest payments on the Certificates fluctuating accordingly.

I, Margaret E. Newell, Vice President and Division Manager--General Accounting, a Responsible Officer of the Servicer, certify that, to the best of my knowledge and belief, the Semiannual Report is complete and accurate.

Respectfully submitted,



Margaret E. Newell
Vice President and Division Manager--General Accounting

Holders of Certificates of Beneficial Interests
Cooperative Utility Trust (Big Rivers Series) 1988-A3
August 15, 1996
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